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                                                                               -----------------------------
                                              UNITED STATES                            OMB APPROVAL
                                    SECURITIES AND EXCHANGE COMMISSION         -----------------------------
                                         Washington, D.C. 20549                OMB Number:         3235-0058
                                                                               Expires:    January 31, 2004
                                                                               Estimated average burden
                                               FORM 12b-25                      hours per response ..... 2.50
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                                                                               -----------------------------
                                      NOTIFICATION OF LATE FILING                      SEC FILE NUMBER
                                                                                            0-22083
(Check One):                                                                   -----------------------------
                                                                               -----------------------------
 [X] Form 10-K  [ ]  Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR               CUSIP NUMBER
                                                                                         37935e-10-1
     For Year Ended: December 31, 2002                                          -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

    If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

GLOBAL MED TECHNOLOGIES, INC.
________________________________________________________________________________
Full Name of Registrant
N/A
________________________________________________________________________________
Former Name if Applicable

12600 West Colfax, Suite C-420
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80215
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K,  20-F, 11-K, 10-Q,
N-SAR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

          Registrant has  encountered  delays in completing its Annual Report on
          Form 10-K for the year ended  December 31,  2002,  because the Company
          has  devoted  its  resources  to   renegotiating   the  terms  of  its
          outstanding debt agreements with its parent company. The Company fully expects to renegotiate its debt with its parent company.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael I. Ruxin, M.D        (303)                    238-2000
________________________________________________________________________________
        (Name)                 (Area Code)             (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          For the fiscal year ended December 31, 2002, Registrant incurred a net loss of $705  thousand on revenues of $6.627  million.  For the fiscal year  ended  December  31,  2001,  Registrant  incurred  a net loss of approximately  $1.69  million  on  revenues  of  approximately  $6.224 million.  For the fiscal  year ended  December  31,  2000,  Registrant incurred a net loss of  approximately  $4.892  million on  revenues of approximately  $4.379 million.  The primary reason for the increase in revenues  for the fiscal  year ended  December  31,  2002 was that the
          Registrant  received  a  contract  settlement  during  the  year  that resulted in the  recognition of $500 thousand in revenues.  During the fiscal year ended  December 31, 2002,  the  Registrant had income from operations of $16 thousand. During the fiscal years ended December 31,
          2001 and  2000,  the  Registrant  had a loss from  operations  of $920 thousand and $2.306 million,  respectively.  For the fiscal year ended
          December 31, 2002, the Registrants  operations  provided $547 thousand in cash, of which $350 thousand represented payments from the contract termination. During the fiscal years ended December 31, 2001 and 2000, the Registrant’s operations used $100 thousand and $570 thousand, respectively.

================================================================================

                          GLOBAL MED TECHNOLOGIES, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: March 31, 2003                      By /s/ Michael I. Ruxin, M.D
                                             -----------------------------------
                                             Michael I. Ruxin, M.D
                                             Chairman and Chief Executive Office

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).